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                             July 17, 2020

       Qiaoling Lu
       Chief Executive Officer
       Sentage Holdings Inc.
       501, Platinum Tower
       233 Taicang Rd, HuangPu
       Shanghai City
       People's Republic of China

                                                        Re: Sentage Holdings
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted on July
2, 2020
                                                            CIK No. 0001810467

       Dear Ms. Lu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Consumer Loan Repayment and Collection Management, page 1

   1. We note your response to our prior comment one and your disclosure that you have not provided any
intermediary services for consumer loan repayment and collection management to new
customers since 2017 due to anticipated changes in related governing regulations. We also
note that your revised disclosure indicates future plans to continue your consumer loan
repayment and collection management services. Please advise and clarify how your future
plans to provide these services may be impacted by a potential change in the related
governing regulations that you reference, or how you anticipate your
 Qiaoling Lu
Sentage Holdings Inc.
July 17, 2020
Page 2
         plans will comply with governing regulations. Please also include risk factor disclosure, as applicable.
Use of Proceeds, page 51

2. We note your revised disclosure in response to our prior comment six indicates that some of the proceeds may be used for acquisitions. Please clarify if you have any current acquisition plans. Refer generally to Instruction 6 to Item 504 of Regulation S-K.
Exhibit Index, page II-5

3.       We note that on June 12, 2020 you entered into a Framework Consulting
Service
         Agreement with Tianjin Financial Asset Exchange Co., Ltd. If this agreement is material to you, please file it as an exhibit to your registration statement and describe its material terms, or advise.
        You may contact William Schroeder at (202) 551-3294 or Ben Phippen at
(202) 551-
3697 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or Susan Block at (202) 551-3210 with any other questions.



FirstName LastNameQiaoling Lu                                   Sincerely,
Comapany NameSentage Holdings Inc.
                                                                Division of
Corporation Finance
July 17, 2020 Page 2                                            Office of
Finance
FirstName LastName